CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form F-9 of our report dated February 11, 2004 to the shareholders of Barrick Gold Corporation relating to the consolidated balance sheets as at December 31, 2003 and December 31, 2002 and the consolidated statements of income, cash flows and shareholders equity and comprehensive income for each of the years in the three year period ended December 31, 2003 of Barrick Gold Corporation prepared in accordance with U.S. generally accepted accounting principles, which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Toronto, Canada
November 1, 2004

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.